The disclosure(s) in the filing(s) have been reviewed by the registrant and are accurate and adequate. In connection with responding to the United States Security and Exchange Commission comments, the registrant acknowledges that: The registrant is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Year ended December 31, 2005
Item 8A. Controls and Procedures, page 10

1. APD Antiquities, Inc. (hereinafter "We", the "Registrant" or the "Company") has revised Rules 13a-14(c) and 15d-14(c) to Rules 13a-15 and 15d-15 which are relevant to the Company. We have also eliminated the reference of just becoming a reporting company.


2. We have revised in our disclosure controls and procedures, that our certifying officers have concluded that as of end of our last fiscal year, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.


3. We have revised that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective and that our certifying officers conclude that our disclosure controls and procedures are effective at that reasonable assurance level. We have also removed the discussion of the level of assurance of your disclosure controls and procedures.


Financial Statements


4. We mistakenly failed to include the correct financial statements in the 10-KSB and the report of the independent auditor was inadvertently left out of the original filing. We have included the correct financial statements and report from our auditors in the amended filing.

Balance Sheet, page 18

5. We mistakenly failed to include the correct balance sheet for the 10-KSB year ended December 31, 2005, 10-KSB year ended December 31, 2004 and 10-QSB quarter ended March 31, 2006. We have included the correct balance sheets in the amended filing.


Statement of Stockholders' Equity, page 21

6. We mistakenly failed to include stockholders' equity information including dates and amounts of shares of common stock issued and corresponding dates, as well as dates of our merger and recapitalization. We have revised our statement of stockholders' equity to properly reflect these transactions in the amended filing.

Statement of Cash Flows, page 22

7. We mistakenly failed to include the correct statement of cash flows for the 10-KSB year ended December 31, 2005. We have revised our statement of cash flows to reflect the correct calculations in the amended filing.

Exhibit 31.1 - Section 302 Certification, page 42

8. We have corrected reference "Absolute APD Antiquities, Inc." to APD Antiquities, Inc.

9.     We have corrected all references to a "quarterly" report.

10. Certification 302 will be provided as an exhibit of the Form 10-KSB and not will not be included in the body of the Form.

Form 10-QSB as of March 31, 2006


Exhibit 31.1

11.    We  have  revised  the  language  of  our certification  to
       reflect  that  of  the  language  in  Item  601(b)(31)   of
       Regulation S-B.


Date:  August 28, 2006


By:     Cindy K. Swank
        -------------------------
        Cindy K. Swank, President
        Chief Executive Officer,
        Chief Financial Officer